Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated October 23 2025

Registration Statement File No. 333-289874

Buda Juice, LLC IPO Presentation – Recorded live on October 9, 2025

This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-289874), as amended (the “Registration Statement”), that Buda Juice, LLC. (“Buda”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

On October 23, 2025  , Buda reposted on its investor relations website the video entitled “Buda Juice IPO Investor Presentation”. Transcripts of the video are set forth below.

Except as set forth below, information on, or accessible through, Buda’s website is not part of or incorporated by reference in this free writing prospectus, nor is it part of or incorporated by reference in the preliminary prospectus or Registration Statement.

You should consider statements in the video as set forth in the transcript below only after carefully evaluating all of the information in the preliminary prospectus contained from time to time within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Video presentation: https://vimeo.com/1126008934

Kevin Cotter (00:02):

Welcome everyone to the Buda Juice IPO presentation. We’re excited to launch our first revenue producing and profitable IPO here at MDB. We will have a Q&A at the end of the presentation, so please use the Q&A function at the bottom of the page that can only be seen by the moderators. With that, I’d like to turn it over to the CEO and co-founder of Buda Juice. Horatio Lonsdale-Hands. Horatio.

Horatio Lonsdale-Hands (00:28):

Good afternoon. Thank you, Kevin. Good, good afternoon, everyone. Here we go. The right one. There we go. Perfect.

(00:42):

We are redefining the fresh juice category, and I’d like to tell you our little story this afternoon. So, but first of all, we have the free writing prospectus and of course the forward looking statements to review. So the vision, we’ve pioneered a new fresh juice category called UltraFresh. It’s redefining what fresh really means for consumers. And our mission is to place these UltraFresh products in every grocery store across the country. So our story began in 2014. We put a little fridge, little cooler in a coffee store in Plano with some beautiful, fresh organic and glass bottle juices, and to see if anyone would pay $12, $14 for bottle of juice. And this is our first customer, Theresa, on the photo on the left. And, she bought six of them. And, that was enough for us to keep doing the juices.

(01:53):

And for, after about a month or two, we decided to open our own store. And after opening our own store, we opened several others. I built up quite a nice retail following of Buda Juice. Then we got a call from Costco. They said, come on in. And we hear from soccer mamas and yoga mamas how your juice is very nice. We want to try it. So we went into a presentation. They loved our product. They invited us to a roadshow. We did a roadshow in Costco. It’s very special. You have Thursday through Sunday, where you sample products to their members and the members can buy from you. And we did a fantastic weekend. We did, $15,000 selling fresh orange juice, organic orange juice, and, uh, and Costco said that was very nice.

(02:51):

Spectacular actually. But we don’t need orange juice. So do you have anything else? So, we created a 10 pack of fresh organic, glass bottled turmeric and ginger. And we presented those to Costco and they said, you know what? Why don’t we do a roadshow? So we did another roadshow, and then another roadshow. We did like about 10, 12 roadshows. Very popular, very successful. And in this photo on the right, you see there’s two little guys there. The two of our boys, they’re now much taller. Horatio had allergies to gluten and artificial flavors, artificial colors, artificial ingredients, and artificial sweeteners. And it was really opening our eyes to all the bad products out there that weren’t clean. Bad is relative for us. They were bad for him, they were bad. And so, we created all these clean products and Buda Juice 12 years through.

(03:55):

Now everything is clean, nothing hidden. And at this stage, we also saw the volume of business going through one warehouse in Costco. And then we got invited to go to HEB, and then we started going on the shelves in HEB. And then it was like, well, why are we opening our own retail stores? It’d be much better just to be selling at wholesalers and have all the shoppers put our products into their basket when they do their regular shopping. And so we basically decided not to renew the leases of any of our stores. We eventually got hit with COVID. So we closed all our stores and went from a hundred percent retail model to a hundred percent wholesale. And that was a really different time for us. And one of the challenges of Fresh though is as you may know, when you go to the grocery store, you see maybe, you know, a hundred, 200 SKU’s of, you know, products selling juice.

(04:53):

Almost all of them are pasteurized. HPP, UV products, lightly pasteurized. They’re not fresh. The only fresh option right now, and that’s only a handful of retailers around the country, is in-store juicing. And that’s very expensive to do and very complicated. A lot of labor involved and getting the products in there. There’s waste. There’s, there’s a lot of quality and safety issues   as well. So, the opportunity is now we can offer these retailers and these consumers, what they really want, which is fresh because it hasn’t been available until today. So we call this, UltraFresh™. There’s no artificial flavors, no artificial colors, no artificial ingredients, no GMOs. And it’s fresh, fresh, fresh. It’s fresh because of the cold chain from the trees all the way through to the final product.

(05:50):

This is a little fridge we have where you can see some of our products there, and look how they’re priced. $5.99 for a big family bottle of fresh product. Where else can you get that? And here are some of our products. We have Buda Juice on the bottom, the fresh organic glass bottle, two ounce shots that we just talked about. Well, the top with the fresh Buda Fresh, which is these lemonades in the supermarkets today. Plus, we have orange juice, lemon juice, lime juice, grapefruit juice, organic and conventional. And then we do private label, a bunch of lemonades as well. All fresh and delicious, vibrant colors. No artificial flavors, no artificial ingredients, no GMOs. Also, the fresh citrus in organic and conventional as well. So how are we gonna scale this? Well, we already have the perfect model.

(06:47):

There’s a company called Country Fresh, which already has 15,000 locations across the country in pretty much every major retailer in the country. They have 11 plants throughout the U.S. and 12 plants in total where they pioneered selling freshly cut fruits and freshly cut vegetables. And what we’re doing, Brian Herr, who started that company by the way and he sold it to PE in 2017 and then bought it back out of bankruptcy in 2021 when they’re losing $35 million and turned it into a profitable company again with revenues over $600 million a year today. He’s our executive chairman and his CEO of Country Fresh today is also on our board. So we have all this amazing expertise helping us grow our business using their model.

(07:50):

Well, instead of cutting up the vegetables or the fruits and selling them as a value add, we’re basically squeezing our fresh products, so UltraFresh. Our products, our beverage products belong in the same place next to the freshly cut fruit and the veggies. Our shelf life is 8 to 12 days, and the freshly cut fruit is 7 to 8 days. So it’s very similar. Same departments, same fresh produce, same bias and same logistics as well, you know, refrigerated trucks. You may or may not know, but, you know, do you really need to go to the supermarket to buy your paper anymore? You can actually go and just pick up the phone and, and call Amazon and they’ll deliver it to you the same day, typically. So what the grocery stores are doing throughout the United States today is they’re expanding all their fresh around the perimeter of the store. Fresh, fresh, fresh brings people in, brings customers in and spend more money, and they then have a reason to go to the supermarkets. So fresh juice is a very important part of that growing segment, and we’re doing that already today anyway. So Buda Juice, we have a Fresh35 proprietary cold chain.

(09:22):

Okay? So, it starts with a visual. Here we go. And you see these beautiful trees with fruit on it. We pick all the trees, all the food off the trees. We don’t take anything from the ground. It goes into a cooler. And from that cooler, it goes on a reefer on an 18-wheeler where it’s kept at 35 degrees. It’s delivered to us here at our Buda plant. And we check when it comes in, the fruit size, the fruit type, the quality of the fruit, the brix level, pH levels, and the temperature of the fruit. It’s the right temperature, we accept it, and then it goes through to our raw produce cooler. But where it’s kept at 35 degrees from there, the next day or so, we put it into our culling station where it’s all culled. That means we take out the fruit that is not, not perfect, does not look perfect.

(10:25):

It’s cracked a little bit. And then we have, developed an AI and we have cameras spotting all the, the fruit that isn’t perfect. And we’re going to have robots doing that. Today we have humans doing that, but very shortly we’re going to have robots and it we’ll increase the speed with which we can do all the culling. Then it goes into our proprietary wash tanks where everything is agitated and washed, thoroughly washed with sanitizer, and then it goes up into our extractors. Now we use extractors, not cold presses. You may have heard of cold press. Well, cold press is where you take your fruit. You have two steel plates, push it together, and all the juice and the peels go into a bag. And then the juice flows through into the stainless container in the bottom. So you get the taste of the rinds, get the taste of the oils, not just the fruit.

(11:25):

In our case, we extract the juice out, and then it goes into our bottling, capping, labeling, all at 35 degrees through into our boxing. And where it’s palletized goes down the hallways to the finished good cooler, all at 35 degrees. And then we place it in our finished cooler, which is 33 degrees. So the next day, either same day or the next day, it gets shipped out again. When the reefer comes up to us, we open the trailer, we check the temperature. What’s the temperature? If it’s 45 degrees, we don’t put anything in, put the trailer down, wait for it to get to 35 degrees. We make sure that the temperature, it’s 35 degrees and it’s set at 35 degrees on the continuous cooler, put everything on. But before we take the temperatures, we make a note of every temperature, of every pallet of the product in the pallet, put it on, close it up, and deliver it to the distribution centers of our customers. Customers when they accept it, they do the same thing. They check the temperature, but the temperature has to be 40 degrees or lower. And in our case, we keep it at 35 degrees. Our facility here is SQF certified Juice HACCP, certified USDA organic certified. There’s no GMOs, no preservatives, no artificial sweeteners or flavors.

(12:58):

So how big is the market? Well, the market is huge. In 2024 it was approximately $55 billion climbing up to forecast to be around $77 billion in 2033 so far. As you can see, none of this is fresh juice. I mean, this is our opportunity here. There’s a market with $77 billion 2033, and none of that right now is fresh. So we need a small part of that ultra fresh, which the market is ready for it, consumers want it, and we’ve got a very nice business here. So, what is UltraFresh? Well, the consumers want it, we want it. And of course, the retailers want it. Now you may have heard that the Wall Street Journal quoted the CDC said 55% of all calories consumed by Americans from the age of 1 up, 55% of all calories are ultra processed foods. That’s pretty scary. Well, that was followed by October the first, the CEO of, of Walmart changing a long-term strategy. Here they are. They’re gonna get out of artificial dyes and a lot of other artificial flavors and things too. Well, we at Buda Juice are already doing clean. We’re already fresh, there’s no GMOs, there’s no hidden labels. So we have today a turnkey solution for the retailers. Consumers want it, and the retailers want it.

(14:48):

Today we’re in Texas, we’ve had very good success with, with some of these amazing customers, and we have more customers coming on board, and we intend to expand with these customers as well. So most investors like charts that go up, this one goes down, but it is labor cost per ounce. So if you look at it on the left, we have just below 10 cents an ounce, and now 2025, we’re just above a penny. Amounts to an 85% savings and production cost. And that’s because of all the innovation and the volume of business. And we see as we continue to grow, we can keep innovating and putting more automation in, and that will hopefully continue to lower the cost.

(15:45):

Now, we are a different kind of IPO because for starters, we’re the category leader in UltraFresh. We’re profitable. We’ve had three years of profit. We have zero debt, cash in the bank, unused line of credit. Well, we did, we have a $3 million line of credit, but we actually used it all up when we were losing money, when we had retail stores. When we switched to the wholesale model, we started making money and paid all of the $3 million back. So now we have a nice unused line of credit. We don’t spend any money on advertising. And we have 115%, 2022-2024 compounded annual growth rate profit. We don’t need the money in an IPO, to pay off debt. And we don’t need it to carry all our heavy overhead until we’re profitable.

(16:42):

We’re already profitable. We want to go public really to spread the word and raise the money to expand what we’re doing so well in Texas, in other markets, the East coast and the West Coast. Here’s a little map. So, there’s two things going on here. Well, one, you can see where Buda Juice wants to expand in 2025. We’re here in Texas in 2020, 2026, want to build a plant in South Carolina and handle the Eastern seaboard. And then 2027 do the Western seaboard. The second thing is all these little dots, that’s where Country Fresh, they have 15,000 stores distributed around the country, and that’s where we want to model. That’s where we’re going to piggyback on top of what they’re already doing.

(17:37):

So 2014 you saw the original photo, the original coffee store, then the next store we had a 500 square foot kitchen. And then Brian Herr, who’s our executive chairman, he looked at it, he made a strategic investment and became very importantly involved with that company. He said, you cannot have a small kitchen like that. You need to build a plant. So we built a plant, it’s a small plant. We built one in 2015. In 2020, we moved to where we are now, and then this year we expanded our space to 38,000 feet. And we’ve still got some more innovation going on, as I mentioned, the robot arm, all that stuff is being built and more cooler space to expand our capacity here for business coming on next year. In 2026, next year, we’ll be building a plant on the East Coast. And then 2027 on the West Coast.

(18:35):

So you’ve got a little bit of my background, Brian. We talked about the executive chairman, Clint, the, the CFO and Karina, the marketing leader. And then we have Don Short, former Worldwide CEO and President of Minute Maid, the largest juice company in the world, and former CEO and president of Coca-Cola in India and Africa, Middle East, with extensive juice experience. And then Marie Quintana, who did the same thing for PepsiCo when they owned Tropicana. Doug Burris mentioned him before. He’s the CEO of Country Fresh and before that he was at HEB as an executive too. And then, Bernard, my co-founder. So the use of proceeds, we’re raising $15 million for the company, $5 million for the East Coast plant, $5 million for the West Coast plant, $5 million for continuing all the upgrades. And we have a little CapEx here in Dallas, in the plant, some for in-store marketing and working capital.

Kevin Cotter (19:40):

Thanks, Horatio. I’ll take this slide. So it’s a $20 million offering, $15 million company proceeds. $5 million is a selling shareholder.  We’ll cover that in a couple seconds. And the price range, $7.50 to $9 at $7.50. It’s a $75 million pre-money we expect to close the end of this month. The proposed ticker is BUDA. Management does believe that this qualifies for the 1202 QSBS tax exclusion. There is the QR code right there if you want to put in an indication. We are going to take indications over the next couple weeks, Obviously, and if you have any questions, don’t hesitate to give me a call to give George Brandon a call. Anybody at the team here at MDB, we are going to give preference to MDB shareholders, on the allocation as well as MDB account holder. With that, I’d like to open it up with questions. But the first question is, and I should shoot it back to you, Horatio, uh, let’s talk about the selling shareholder.

Horatio Lonsdale-Hands (20:47):

Okay, that’s, that’s a good question. The selling shareholder is me actually. We’re a limited liability company here in Texas right now. And we have 10 partners. Out of the 10, the only one with negative capital equity is myself. And so, when we take our partnership and convert it to a C Corp in Delaware for the IPO, I’m going to have a nice large tax bill, short term income tax bill for the IRS. So this will help me pay it off. I am the third largest shareholder today, and I will still be the third largest shareholder after the IPO.

Kevin Cotter (21:34):

Perfect. Thanks Horatio. Please use the queue function at the bottom. If you have questions, they’re starting to come in. First one is on 35º. What’s the magic about 35 degrees when you keep talking on the cold storage?

Horatio Lonsdale-Hands (21:51):

Well, we’ve trademarked it. Fresh35º. The magic is you have to really stay below 40 and you don’t want to be at 32 33. So the magic is to keep a cold chain at 35º. If you are at 40, you are too close to 41. If you’re at 33, you are too close to 32. So 35º is really the magic number to get a wonderful, tasting product, which keeps all its nutrients and enzymes, tastes fresh out of the bottle and has a wonderful shelf life for eight to 12 days. And I think I mentioned earlier that the fresh-cut fruit has, you know, seven to eight days. So it’s a really good fit for the fresh chain.

Kevin Cotter (22:47):

Got it. Okay, perfect. And can you talk about competition, and, you know, why don’t you do supermarkets or any supermarkets doing this themselves? Can you talk about, you know, on the UltraFresh side, who else could potentially and how hard it is to get in to get into this market?

Horatio Lonsdale-Hands (23:04):

Well, it’s, it’s very hard. I mean, if it was easy to be honest, there’s huge demand for it from customers. If it were easy, everyone would be doing it today in every supermarket. And it has been tried over many years, and it’s just too difficult. Imagine having a thousand stores, 500 stores and juicing in every different store. So you need the produce, the fresh produce you need. Who’s going to manage this? What if someone doesn’t show up, who’s going to do the juicing? What if a part is missing, although juicer doesn’t work, who’s going to clean it? Who’s going to take care of all the QA aspects of it? And who’s going to keep it nice and cold at 35 degrees? So it stays with a decent shelf life. I don’t know if you’ve ever tried juicing at home, for instance, you take, an orange, a nice fresh orange, and you squeeze it, it makes delicious orange juice after about an hour or two out of the fridge, it doesn’t taste the same, you put it in the fridge, and then the next day it’s like, well, I don’t know why I did this juicing. Whereas our juice tastes delicious through the entire term of the shelf life. And that is because from the grove all the way through to the consumer, it’s kept in this unbroken cold chain, which is critical to keep all the juice tasting fresh and having a proper shelf life.

Kevin Cotter (24:29):

Okay, because actually question that just dovetails right into that is, what happens if the cold chain is broken? Who’s liable for the product?

Horatio Lonsdale-Hands (24:38):

Well, that’s a very good question too. Okay. So what happens if the cold chain is broken a little bit. So, for instance, you know, someone leaves it in the car for too long on a 110 degree summer in Texas, that will shorten the shelf life dramatically. So really, what you want to do, and I think most people know this anyway, but when you go shopping, do the dry areas, do the non-refrigerated areas of the store first, then go to the produce and pick up all the fresh goodies, and then put them in the car and go home. Some people don’t do that. They start in the fresh and they walk around and an hour later they’re still walking around, go in the car and leave everything in the car when it’s too hot. So it does shorten the freshness of not only our juice, but every product out there.

Kevin Cotter (25:32):

Okay. Next question is, do you feel that the current management team has enough experience to handle the public company aspects and do you plan to enhance your management team?

Horatio Lonsdale-Hands (25:46):

Okay, well, that’s a great question. I believe, there are no better experts on the planet than Brian and Doug and myself and, and our team to build up the UltraFresh category in America today. Now, does that mean we’re experts in the public company? Absolutely not. We have great governance with our board of directors. So we have Don Short, we have Marie Quintana, independent directors from corporate America, super successful and well respected in their industries. And then we have the entrepreneurial, so we kind of have the yin and yang, we have both. But as we grow, we will be bringing on more corporate expertise. However, one thing we’re really concerned about is, is keeping the profit. I mean, it took us a long time to get profitable.

(26:46):

We had retail and we were just pumping money into it, losing so much money. And then it was two years of the transition, and then we were breaking even. And then three years of profitability, getting stronger and stronger with like, last year 30% net income. Well, we don’t want to give that up. I mean, it took too long. So, we’re going to grow where we can to keep our profit and keep the growth. And that’s really important to us, and especially to Brian Herr who’s our executive chairman, who is an expert, as you can see, making a lot of money selling his company to private equity, and four years later buying it out of bankruptcy when they were losing $35 million a year into now a $600 million profitable company again. So that’s really in our blood, in our culture. So we have the cold chain, we have UltraFresh, and we have the expertise and we have the culture of running a profitable company.

Kevin Cotter (27:44):

Got it. Thanks. So if you’re building a plant in South Carolina, can you talk about potential pipeline or the pull that you’re getting if you’re going to do that expansion?

Horatio Lonsdale-Hands (27:59):

Okay, well, that’s a good question. We are not going to build a plant on the East coast and the West coast and wait for the customers. So we’re going to make sure we have the customers before we build the plants.

Horatio Lonsdale-Hands (28:14):

We feel that with the relationship we have with Country Fresh and the owners of Country Fresh and all their list of retailers where they are offered, a who’s who of retailers, all doing the same playbook as us, we’re going to piggyback on that strategy.

Kevin Cotter (28:29):

Got it. So, you can’t give projections, but you know, you can see that obviously you are getting some pull there. And one of the questions here is, if you’re riding the coattails of Country Fresh and they have 12 facilities and they’re in cold storage, could you potentially co-mingle with their plants?

Horatio Lonsdale-Hands (28:54):

Well, logistics work great if we are near where they are because we have the same customers generally, or will have some, and we have some today. However, they are in the freshly cut business whereas in the juicing business, it is slightly different. It’s different equipment. It’s a lot more optimization in our business. So, to be nearby is great. If in some locations it works out where we can go with them, that’s great. But we’re not gonna put our facility in the middle of their facility. That just won’t work. It’s really a different animal from that.

Kevin Cotter (29:35):

Okay. And this is the last question. If anybody else has another one, please, you know, put it in the Q&A. Can you talk about your relationship that you have with the citrus growers and where, you know, who is your top supplier?

Horatio Lonsdale-Hands (29:50):

Yes. Very important question. Good one. Okay. So surprisingly enough, we don’t buy any of our citrus from Florida. Now, you know, you think Florida, you think oranges, <laugh>, but they’ve lost 85% of their production in the last 10, 15 years. It’s extraordinary. And so, most of our oranges today come from, and that’s because of the virus, the pests in the plants, which you may have read about, which is a worldwide issue with oranges. We buy our Valencia oranges from California and Mexico. We buy a lot of our citrus also from California and Arizona and Mexico because of Brian’s relationship, having been in this business for 30 years and myself having been in it 12 years, we know everyone in the business, all the growers, and we pay. A lot of big companies pay 30 days, 60 days, 90 days. We pay weekly. And, with that we get our phone calls returned immediately, and we get the best fruit. And when there isn’t a lot of it, we usually get it because we’re paying very quickly. And that’s a priority for people.

Kevin Cotter (31:13):

Well, did you start doing that right away? Or is it, you know, why did you start doing it on a weekly basis? Was it competitive and you felt that was an advantage, or that’s just

Horatio Lonsdale-Hands (31:22):

No, well, we have a lot of, you know, we basically have a very simple business model. You know, we generally get paid either weekly or biweekly, and we pay weekly or biweekly. So money comes in, money goes out, and we keep the difference <laugh> Yeah. That we have no debt.   Very easy, inventory. There’s no hidden secrets here. So, it is a unique business model. We actually make money and we know at the end of each week how exactly how much we’ve made <laugh>.

Kevin Cotter (31:52):

Yeah. Got it. That’s great. Yeah, actually more questions are coming in. So, can you talk about tariffs; significant? Do they significantly cost, you know, hurting anything on the fruit costs, that you’re buying from Mexico?

Horatio Lonsdale-Hands (32:09):

Well, it’s not, you know, the fruit cost not, not affecting us too much. In fact, I wouldn’t say they affect us much at all so far. Tariffs from China, yes, for like glass bottles. But that represents a small part of our business now. And we buy, we actually switched out of China about two or three years ago, to Taiwan and India, Sri Lanka. But assuming there’s going to be tariffs to those countries too, eventually, it’s not a big number at all. As you can see from our bottom line last year, and of course our first two quarters this year, we have a very healthy net income. So, it hasn’t had a big impact for us at all.

Kevin Cotter (32:58):

Okay, great. And can you talk about your relationship with the distributors? Is there, is it a consignment strategy? And how does the product perform with the short shelf life? And maybe if you can expand on that too, and I’m sure you will, you know, who, when you deliver it, do they own it? Do they eat it or is it, you know, if they don’t sell it, they send it back?

Horatio Lonsdale-Hands (33:20):

Yeah, that’s a great question. Okay. So, in our model, we’ve gone through our cold chain and let’s say we take it to one of our big customers, HEB, they will check the temperatures, and then they will sign, acceptance of it, and then they own it. So, then they’ll distribute to their two distribution centers, 300 stores around the state and keep it in the cold chain. That’s their expertise. And then they put it on the fridges almost the next day it’s on the shelves. So, we don’t do any kind of consignment where, you know, if you don’t sell it, we buy it back. Or if it is faulty, we buy it back. Basically, the customer will accept it at their dock, or they will reject it. And if they reject it, then we take it back.

(34:13):

Now that has happened once or twice where in the Texas heat it gets very hot and, you know, we go through these steps to make sure it’s 35 degrees in the trailer and it’s set for continuous 35 degrees, but the truck driver, maybe he wasn’t checking and maybe his reefer isn’t working well. And so, it looked 35 degrees when we put it in, but then halfway to Houston, it started going in and out or not cooling properly. And then what happens is it gets rejected when they check it at the distribution center in Houston because it’s above 40 degrees. And then we have a tracking where we’ll be able to know what happened to those 35 degrees in continuous mode  . Did it go up into 45 or 50 and then back down to 35? Did the guy turn it off to try and save money or did it actually just flunk out?

(35:11):

In either case, the trucking company, logistics company is liable and will reimburse us for the order, and we make another order for that customer. So, you know, it’s, pretty good because today, unlike during COVID where trucking was crazy expensive, very limited and very cutthroat, today, there’s lots of great trucking companies, logistic companies that, a lot of them want our business. And the one we’re using right now is outstanding, and however, if something happened to them or whatever, we want to go with someone else, we can. And there’s plenty of trucking companies out there today doing great job. Great.

Kevin Cotter (35:51):

How many stores are you in right now?

Horatio Lonsdale-Hands (35:55):

We’re in about, I’d say we’re only in about maybe, you know, 400, maybe total.

Kevin Cotter (36:03):

That sounds like a good amount to me in expanding. And then looks like this could be our last question again, if you have any more, we still have some time. This one is, his wife buys Suja and Tropicana. Can you maybe talk about the difference between, Tropicana and Suja and Buda Juice?

Horatio Lonsdale-Hands (36:24):

Yeah, that’s a good question. Okay, so Tropicana, Minute Made, Simply Orange, they are pasteurized, which means they heat it up to 170, 180 degrees, kill all the nutrients and enzymes, heats it up. The Suja evolution fresh and all, all these companies, press Juicery. They use a process called HPP, which is high pressure pasteurization, which basically takes the plastic bottle and crushes it to like three or four times the depth of the deepest ocean. It brings it up to ambient temperature, and then they release it like for 90 seconds. And then you have a juice, which has a much longer shelf life, but during that process, you lose most of the nutrients and enzymes of the juice, and you certainly have an after taste. There’s nothing better than a fresh tasting product, a fresh tasting juice, a fresh lemonade on a nice summer day, the way your grandparents used to serve it, except it’s really cold and has a longer shelf life.

(37:40):

That is just, that’s what our products taste like. So, you know, with all due respect to Suja and Tropicana, if you try our products, you will have a totally different experience. The other day in a supermarket, I was there and we were doing some, some tastings and this little lady came by and she grabbed two of our bottles and I said, oh my gosh, thank you. She said, well, this lemonade reminds me of the way my, my grandmother used to make lemonade. And I said, well, have you tried our strawberry lemonade? She says, no, but I, buy these every week. I said, okay, have a little taste. She says, oh, I’ll grab one of those. I’ll grab one of those. And so off she goes, and she goes to that store every week to buy her two bottles of, by the way, the bottle is a family size 52 ounce bottle, and it’s only $5.99. Some stores it’s $5.98 depending on the retailer. So it’s, it is magnificent value for people. Because when you taste that product, it just, “ahhh”. It’s that, “ahhh”, you tried and it’s delicious. You won it. So if you’re drinking HPP now, like most of the juice companies in America or pasteurized, then switch to ultra fresh. It’s a whole different experience, much better for you. And there’s no artificial ingredients, no GMOs, no anything. It’s fantastic.

Kevin Cotter (39:01):

I’m sold. Can you talk about the, you know what, how about the margins on that? I mean, can you compare maybe what your margins are to maybe a Tropicana or a Suja? Do you know offhand? Just curious.

Horatio Lonsdale-Hands (39:13):

Well, I do know offhand, but I think the best answer to that question is, why didn’t you look at our financials or go to our S-1 and then you can get all the details that you’d like to know.

Kevin Cotter (39:23):

Sounds perfect. I think with that, that was our, our last question that we see right now. So if you have any further questions, any follow up, I’m available. Tony Dammicci’s available, George Brandon, call any of us here. And again, thank you very much for taking the time for this presentation. Horatio, thank you very much. And we’ll be in touch. Everyone will keep everyone updated on the timing. Thank you. Bye now.

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